Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

SUMMARY OF SOLVENCY QUARTERLY REPORT OF

INSURANCE COMPANY NOTE

(FOURTH QUARTER OF 2016)

1.	BASIC INFORMATION

(1)	Basic Information of the Company

Name of the Company in Chinese:

Name of the Company in English:	China Life Insurance Company Limited

Legal Representative:	Yang Mingsheng

Registered Address:	16 Financial Street, Xicheng District, Beijing, P.R. China

Business Scope:

Life, health, accident and other types of personal insurance businesses; reinsurance of the personal insurance businesses; funds management business permitted by national laws and regulations or approved by the State Council; personal insurance services, consulting and agency businesses; sales of securities investment fund; other businesses approved by the national insurance regulatory departments. (Businesses which are subject to approvals by regulatory departments shall be conducted after the relevant approvals have been obtained.)

Business Area:	the People’s Republic of China, for the purpose of this report, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region (the “PRC”)

Note:

This summary of solvency quarterly report is prepared in accordance with the Regulatory Rules of Solvency of Insurance Companies (No. 1-17) issued by the China Insurance Regulatory Commission (the “CIRC”).

Commission File Number 001-31914

(2)	Shareholding Structure, Shareholders and Their Changes

1)	Shareholding Structure

Unit: ten thousand shares or RMB ten thousand

	At the beginning of the period		Changes in the number of shares or shareholding percentage during the period				At the end of the period
Category	Shares or capital contribution	Percentage	Capital injection by shareholders	Capital reserve transfer or distribution of dividend	Equity transfer	Sub-total	Shares or capital contribution	Percentage
RMB ordinary shares	2,082,353	73.67%	—	—	—	—	2,082,353	73.67%
Overseas listed foreign shares	744,118	26.33%	—	—	—	—	744,118	26.33%

Total	2,826,471	100.00%	—	—	—	—	2,826,471	100.00%

Note:

Currently, there is no feature in the shareholders’ information enquiry platform that can track down the type of shareholders according to the classification of “state-owned shares, corporate legal shares, foreign invested shares and natural person shares”. As such, the above information is presented by the Company based on the shareholding structure as disclosed in the annual report.

2)	Effective Controller

The effective controller of the Company is the Ministry of Finance of the PRC. The equity and controlling relationship between the Company and its effective controller is set out below:

Commission File Number 001-31914

3)	Top Ten Shareholders (in the descending order of their shareholding percentage in the Company as at the end of the period)

Unit: Ten thousand shares or RMB ten thousand

Name of shareholder	Type of shares	Changes in the number of shares held by the shareholder or the amount of capital contribution during the period	Number of shares held by the shareholder or the amount of capital contribution as at the end of the period	Shareholding percentage as at the end of the period	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned shares	0	1,932,353	68.37%	0
HKSCC Nominees Limited	Foreign shares	84	731,402	25.88%	0
China Securities Finance Corporation Limited	State-owned shares	-1,954	57,231	2.02%	0
Central Huijin Asset Management Limited	State-owned shares	0	11,972	0.42%	0
Industrial and Commercial Bank of China Limited – China Southern Flexible Allocation of Consumption and Vitality of Hybrid Securities Investment Fund	Other	-27	5,938	0.21%	0
Hong Kong Securities Clearing Company Limited	Foreign shares	895	2,729	0.10%	0
China International Television Corporation	State-owned shares	0	1,845	0.07%	0
China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan	Other	0	1,502	0.05%	0
New China Life Insurance Company Ltd. – Participating – Group Participating – 018L – FH001 Hu	Other	1,354	1,354	0.05%	0
China National Nuclear Corporation	State-owned shares	-760	1,240	0.04%	0

Total	—	-408	2,747,566	97.21%	0

Commission File Number 001-31914

Details of shareholders	1.

HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. Since the relevant regulations of the Hong Kong Stock Exchange do not require such persons to declare whether their shareholdings are pledged or frozen, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

2.

China International Television Corporation and China National Nuclear Corporation became the top 10 shareholders of the Company through the strategic placement during the initial public offering of the A shares of the Company in December 2006. The trading restriction period of their shares from the strategic placement was from 9 January 2007 to 9 January 2008.

3.

Industrial and Commercial Bank of China Limited – China Southern Flexible Allocation of Consumption and Vitality of Hybrid Securities Investment Fund has Industrial and Commercial Bank of China Limited as its fund depositary. China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan has the Industrial and Commercial Bank of China Limited as its asset trustee. Save for the above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

(3)	Subsidiaries, Joint Ventures and Associated Corporations

Unit: Ten thousand shares or RMB ten thousand

	Company name	Type of company	Number of shares held or cost			Shareholding percentage
			At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in percentage
1	China Life (Suzhou) Pension and Retirement Investment Company Limited	Subsidiary	80,000	132,600	52,600	100.00%	100.00%	0.00%
2	China Life Pension Company Limited	Subsidiary	240,518	240,518	0	70.74%	70.74%	0.00%
3	China Life Asset Management Company Limited	Subsidiary	240,000	240,000	0	60.00%	60.00%	0.00%
4	Shanghai Rui Chong Investment Co., Limited	Subsidiary	619,900	619,900	0	100.00%	100.00%	0.00%
5	Golden Phoenix Tree Limited	Subsidiary	0	0	0	100.00%	100.00%	0.00%
6	New Aldgate Limited	Subsidiary	116,813	116,813	0	100.00%	100.00%	0.00%
7	CL Hotel Investor, L.P.	Subsidiary	0	0	0	100.00%	100.00%	0.00%
8	Glorious Fortune Forever Limited	Subsidiary	0	0	0	100.00%	100.00%	0.00%
9	Fortune Bamboo Limited	Subsidiary	0	217,600	217,600	0.00%	100.00%	100.00%
10	Golden Bamboo Limited	Subsidiary	0	173,400	173,400	0.00%	100.00%	100.00%
11	Sunny Bamboo Limited	Subsidiary	0	163,200	163,200	0.00%	100.00%	100.00%
12	China Life (Beijing) Health Management Company Limited	Subsidiary	0	173,000	173,000	0.00%	100.00%	100.00%

Commission File Number 001-31914

	Company name	Type of company	Number of shares held or cost			Shareholding percentage
			At the beginning of the period	At the end of the period	Change in amount	At the beginning of the period	At the end of the period	Change in percentage
13	Annoroad Gene Technology (Beijing) Co., Ltd.	Associated corporation	25,000	25,000	0	16.67%	14.56%	-2.11%
14	China Life Property and Casualty Insurance Company Limited	Associated corporation	600,000	600,000	0	40.00%	40.00%	0.00%
15	China Guangfa Bank Co., Ltd.	Associated corporation	672,876	672,876	0	43.69%	43.69%	0.00%
16	COFCO Futures Company Limited	Associated corporation	29,617	29,617	0	35.00%	35.00%	0.00%
17	Sino-Ocean Group Holding Limited	Associated corporation	225,346	225,346	0	29.99%	29.99%	0.00%
18	Shanghai Jinshida Winning Software Technology Co., Limited	Associated corporation	19,200	19,200	0	23.08%	23.08%	0.00%
19	GLP U.S. Income Partners II	Associated corporation	322,925	322,925	0	25.25%	25.25%	0.00%
20	Sinopec Sichuan to Eastern China Gas Transmission Pipeline Co. Ltd.	Associated corporation	0	2,000,000	2,000,000	0.00%	43.86%	43.86%
21	China Life (Sanya) Health Investment Company Limited	Joint venture	30,600	30,600	0	51.00%	51.00%	0.00%
22	RXR 1285 Holdings JV LLC	Joint venture	170,326	170,326	0	51.55%	51.55%	0.00%

Note 1:

The figures shown in the “Number of shares held or cost” under items numbered 1, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 18, 19, 20, 21 and 22 in this table refer to the amount of investment cost (Unit: RMB ten thousand).

Commission File Number 001-31914

(4)	Basic Information of the Directors, Supervisors and Senior Management

1)	Basic Information of the Directors

Name	Month and Year of Birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Yang Mingsheng	August 1955	Master’s degree in Economics	Since May 22, 2012	Chairman, Executive Director	Bao Jian Shou Xian (2012) No. 644

Chairman of China Life Insurance (Group) Company

Chairman of China Life Property and Casualty Insurance Company Limited

Chairman of China Life Insurance (Overseas) Company Limited

Chairman of China Life Asset Management Company Limited

Chairman of China Guangfa Bank Co., Ltd.

Mr. Yang became an Executive Director and the Chairman of the Company in May 2012. He has been the Chairman of China Life Insurance (Group) Company since March 2012, the Chairman of China Life Property and Casualty Insurance Company Limited since

March 2012, the Chairman of China Life Insurance (Overseas) Company Limited since January 2013, the Chairman of China Life Asset Management Company Limited since December 2013, and the Chairman of China Guangfa Bank Co., Ltd. since September 2016. He acted as the Vice Chairman of China Insurance Regulatory Commission from 2007 to 2012.

Commission File Number 001-31914

Name	Month and Year of Birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Lin Dairen	June 1958	Bachelor’s degree in Medicine	Since October 27, 2008	Executive Director	Bao Jian Shou Xian (2008) No. 1194

Non-executive Director of China Life Property and Casualty Insurance Company Limited

Non-executive Director of China Life Pension Company Limited

Non-executive Director of China Life Asset Management Company Limited

Chairman of the China Life Foundation

Vice Chairman of the Insurance Institute of China

Vice Chairman of the Insurance Association of China

Director of the Life Insurance Committee of the Insurance Association of China

Non-executive Director of China Insurance Security Fund Co., Ltd.

Director of the Insurance Institutional Investors Professional Committee of the Insurance Asset Management Association of China

Mr. Lin became an Executive Director of the Company in October 2008. He was appointed as the President of the Company by the Board in March 2014 and concurrently serves as a Non- executive Director of China Life Property and Casualty Insurance Company Limited, China Life Pension Company Limited and China Life Asset Management Company Limited. He served as the Vice President of the Company from 2003 to March 2014, and an Executive Director and the President of China Life Pension Company Limited from November 2006 to March 2014. He is currently the Chairman of the China Life Foundation, the Vice Chairman of the Insurance Institute of China and the Insurance Association of China, a Non-executive Director of China Insurance Security Fund Co., Ltd., the Director of the

Life Insurance Committee of the Insurance Association of China and the Director of the Insurance Institutional Investors Professional Committee of the Insurance Asset Management Association of China.

Xu Hengping	November 1958	Hunan University, majoring in Finance	Since July 11, 2015	Executive Director	Bao Jian Xu Ke (2015) No. 718		Mr. Xu became an Executive Director of the Company in July 2015. He has been the Vice President of the Company since November 2014. He has been the Chief Operating Officer of the Company since August 2010.

Commission File Number 001-31914

Name	Month and Year of Birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Xu Haifeng	May 1959	Master’s degree in Business Administration	Since July 11, 2015	Executive Director	Bao Jian Xu Ke (2015) No. 718	Non-executive Director of China Life Asset Management Company Limited	Mr. Xu became an Executive Director of the Company in July 2015. He has been the Vice President of the Company since November 2014 and a Non- executive Director of China Life Asset Management Company Limited since September 2015. He served as a Non-executive Director of China Life Ecommerce Company Limited from January 2015 to January 2017. He served as the Business Controller of the Company from February 2014 and November 2014, during which he concurrently served as the General Manager of Hebei Branch of the Company.
Miao Jianmin	January 1965	Doctorate degree in Economics	Since October 27, 2008	Non-executive Director	Bao Jian Shou Xian (2008) No. 1194

Vice Chairman and President of China Life Insurance (Group) Company

Director of China Life Asset Management Company Limited

Chairman of China Life Pension Company Limited

Executive Director of China Finance 40 Forum

Director of China World Trade Center Co., Ltd.

Director of China Shimao Investment Company Limited

Mr. Miao became a Non-executive Director of the Company in October 2008. He is the Vice Chairman and the President of China Life Insurance (Group) Company. He is concurrently the Chairman of China Life Pension Company Limited, a Director of China Life Asset Management Company Limited and a Director of China World Trade Center Co., Ltd. He also currently holds positions such as an Executive Director of the China Finance 40 Forum.

Commission File Number 001-31914

Name	Month and Year of Birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Wang Sidong	December 1961	Bachelor’s degree in Arts	Since July 24, 2012	Non-executive Director	Bao Jian Shou Xian (2012) No. 870

Vice President of China Life Insurance (Group) Company

Director of China Life Pension Company Limited

Chairman of China Life Investment Holding Company Limited

Chairman of Shanghai China Insurance Building

Director of China World Trade Center Limited

Director of China Shimao Investment Company Limited

Director of China World Trade Center Co., Ltd.

Director of China Huarong Asset Management Co., Ltd.

Director of China Life Ecommerce Company Limited

Mr. Wang became a Non-executive Director of the Company in July 2012. He has been the Vice President of China Life Insurance (Group) Company, the Chairman of China Life Investment Holding Company Limited, a Director of China Life Pension Company Limited, and a Director of China Life Ecommerce Company Limited since June 2004.
Liu Jiade	February 1963	Bachelor’s degree in Economics	Since July 11, 2015	Non-executive Director	Bao Jian Xu Ke (2015) No. 718	Vice Chairman and the President of China Guangfa Bank Co., Ltd. Supervisor of Sinopec Sales Company Limited Member of the Accounting Informatization Committee of the Ministry of Finance	Mr. Liu became a Non-executive Director of the Company in July 2015. He is the Vice Chairman and the President of China Guangfa Bank Co., Ltd. and concurrently serves as a Supervisor of Sinopec Sales Company Limited and a member of the Accounting Informatization Committee of the Ministry of Finance. Mr. Liu served as the Vice President of the Company from August 2003 to March 2014, the Chairman of China Life Pension Company Limited from March 2014 to December 2016 (in particular, he concurrently served as the President of China Life Pension Company Limited from March 2014 to March 2015), and the Vice President of China Life Insurance (Group) Company from August 2014 to October 2016.

Commission File Number 001-31914

Name	Month and Year of Birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Chang Tso Tung Stephen	November 1948	Bachelor’s degree in Science	Since October 20, 2014	Independent Director	Bao Jian Xu Ke (2014) No. 864

Independent Non-executive Director of Kerry Properties Limited

Independent Non-executive Director of China Cinda Asset Management Co., Ltd.

Independent Non-executive Director of Hua Hong Semiconductor Limited

Mr. Chang became an Independent Director of the Company in October 2014. From 2007 to 2013, Mr. Chang was an Independent Non- executive Director of China Pacific Insurance (Group) Co., Ltd. Mr. Chang is currently an Independent Non-executive Director of China Cinda Asset Management Co., Ltd., Kerry Properties Limited and Hua Hong Semiconductor Limited, all of which are listed on the HKSE.
Robinson Drake Pike	October 1951	Master’s degree in Economics	Since July 11, 2015	Independent Director	Bao Jian Xu Ke (2015) No. 718	Member of the four-member Committee of Inspection of Peregrine Fixed Income Limited	Mr. Pike became an Independent Director of the Company in July 2015. Mr. Pike served as the Managing Director of Goldman Sachs and the Chief Representative of the Beijing Representative Office of Goldman Sachs International Bank UK from August 2011 to May 2014.
Tang Xin	September 1971	Doctorate degree in Law	Since March 7, 2016	Independent Director	Bao Jian Xu Ke (2016) No. 150

Member of the Listing Committee of the Shanghai Stock Exchange

Chairman of the Independent Director Committee of the Listed Companies Association of the PRC

Independent Director of Harvest Fund Management Co., Ltd.

Independent Director of GF Securities Co., Ltd.

Independent Director of Suzhou Oriza Holdings Co., Ltd.

Mr. Tang became an Independent Director of the Company in March 2016. He is a professor of the School of Law of Tsinghua University, the Deputy Head of the Commercial Law Research Center of Tsinghua University, an associate editor of “Tsinghua Law Review”, a member of the Listing Committee of the Shanghai Stock Exchange, the Chairman of the Independent Director Committee of the Listed Companies Association of the PRC, and an Independent Director of each of Harvest Fund Management Co., Ltd., GF Securities Co., Ltd. and Suzhou Oriza Holdings Co., Ltd.

Commission File Number 001-31914

Name	Month and Year of Birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Leung Oi-Sie Elsie	April 1939	Master’s degree in Law	Since July 20, 2016	Independent Director	Bao Jian Xu Ke (2016) No. 717

Consultant of Iu, Lai & Li Solicitors & Notaries

Consultant of Fok Ying Tung Ming Yuan Development Company Limited

Independent Non-executive Director of United Company RUSAL Plc

Independent Non-executive Director of China Resources Power Holdings Company Limited

Independent Non-executive Director of Beijing Tong Ren Tang Chinese Medicine Company Limited

Ms. Leung became an Independent Director of the Company in July 2016. Ms. Leung has been an Independent Non-executive Director of United Company RUSAL Plc since December 2009, an Independent Non-executive Director of China Resources Power Holdings Company Limited since April 2010, and an Independent Non-executive Director of Beijing Tong Ren Tang Chinese Medicine Company Limited since May 2013.

Commission File Number 001-31914

2)	Basic Information of the Supervisors

Name	Month and Year of Birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Miao Ping	April 1958	Correspondence College of Yangzhou University, majoring in Economics and Management	Since July 11, 2015	Chairman of the Supervisory Committee	Bao Jian Xu Ke (2015) No. 718		Mr. Miao became the Chairman of the Supervisory Committee of the Company in July 2015. He served as an Executive Director of the Company from July 2014 to May 2015 and the Vice President of the Company from December 2009 to May 2015.
Shi Xiangming	November 1959	Bachelor’s degree in Science	Since May 25, 2009	Supervisor	Bao Jian Shou Xian (2012) No. 870		Mr. Shi has been a Supervisor of the Company since May 2009, and has been the General Manager of the Supervisory Department of the Company since September 2008.
Xiong Junhong	December 1968	PhD in Finance	Since October 20, 2014	Supervisor	Bao Jian Xu Ke (2014) No. 864	Deputy General Manager of the Strategic Planning Department of China Life Insurance (Group) Company	Ms. Xiong has been a Supervisor of the Company since October 2014. She has been the Deputy General Manager of the Strategic Planning Department of China Life Insurance (Group) Company since June 2013.
Zhan Zhong	July 1968	Bachelor’s degree in Computer and Automation	Since July 11, 2015	Employee Representative Supervisor	Bao Jian Xu Ke (2015) No. 718		Mr. Zhan became a Supervisor of the Company in July 2015. He has been the General Manager of the Personal Insurance Division of the Company (at the general manager level of provincial branches) since July 2014. Mr. Zhan served as the General Manager of the Company’s Qinghai Branch from January 2014 to June 2014.
Wang Cuifei	January 1964	Bachelor’s degree in Economic Management	Since July 11, 2015	Employee Representative Supervisor	Bao Jian Xu Ke (2015) No. 718		Ms. Wang became a Supervisor of the Company in July 2015. She has been the General Manager of the Customer Services Department of the Company since September 2014. Ms. Wang served as the General Manager of the Sales Inspection Department of the Company from March 2009 to August 2014.

Commission File Number 001-31914

3)	Basic Information of the Senior Management of the Head Office

Name	Month and Year of Birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Li Mingguang	July 1969	Master’s degree in Economics, EMBA for the senior management	As Vice President since November 2014 and as Chief Actuary since March 2012	Vice President, Chief Actuary	Bao Jian Xu Ke (2014) No. 918	Special Executive Director of the Insurance Institute of China Executive Director of the China Association of Actuaries	Mr. Li became the Vice President of the Company in November 2014. He became the Chief Actuary of the Company in March 2012.
Zhao Lijun	July 1963	EMBA for the senior management	July 2016	Vice President, Financial Controller	Bao Jian Xu Ke (2016) No. 717 Bao Jian Xu Ke (2016) No. 1148

Non-executive Director of China Life Asset Management Company Limited

Non-executive Director of China Life Franklin Asset Management Company Limited

Non-executive Director of Sino-Ocean Group Holding Limited

Director of Chongqing International Trust Inc.

Mr. Zhao has been the Financial Controller of the Company since November 2016. He became the Vice President of the Company in July 2016. He served as the Chief Financial Officer and the General Manager of the Finance Department of China Life Insurance (Group) Company from May 2014 to April 2016. He successively served as the Deputy General Manager (responsible for daily operation) and the General Manager of the Data Center of the Company from 2012 to 2014. From 2003 to 2012, he successively served as the Assistant to the General Manager and the General Manager of the Finance Department of the Company, the Deputy General Manager of the Shandong Branch of the Company, and the General Manager of the Legal and Compliance Department.

Commission File Number 001-31914

Name	Month and Year of Birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Xiao Jianyou	September 1968	Double Bachelor’s degrees in Medicine and Law	October 2016	Vice President	Bao Jian Xu Ke (2015) No. 757	Non-executive Director of China Life Property and Casualty Insurance Company Limited	Mr. Xiao became the Vice President of the Company in October 2016. He has been an Assistant to the President of the Company since July 2015. He has been a Non-executive Director of China Life Property and Casualty Insurance Company Limited since September 2015. He has been the General Manager of the Company’s Jiangsu Branch since January 2014. From April 2013 to January 2014, he was the Deputy General Manager (responsible for daily operation) of the Company’s Jiangsu Branch. From 2006 to 2013, he successively served as the Deputy General Manager and General Manager of the Taizhou Branch in Jiangsu Province, and the General Manager of the Personal Insurance Department, Marketing Director, Assistant to the General Manager and Deputy General Manager of the Jiangsu Branch.
Zheng Yong	November 1962	Master’s degree in Law	June 2013	Board Secretary	Bao Jian Fa Gai (2013) No. 546	Arbitrator of the China International Economics and Trade Arbitration Commission Deputy Chairman of the Chamber of Hong Kong Listed Companies	Mr. Zheng became the Board Secretary of the Company in June 2013. He previously served as the Department Head of the Ministry of Justice of the PRC, a practicing lawyer of Beijing Longan Law Firm, China Legal Service Ltd. (Hong Kong) and Beijing DeHeng Law Offices, the Deputy General Manager of the Department of Legal Affairs, the Company Secretary, and the General Manager of the Legal and Compliance Department of the Company, and an Executive Director and Vice President of China Guangfa Bank Co., Ltd.

Commission File Number 001-31914

Name	Month and Year of Birth	Academic qualification (degree)	Commencement date	Position	Approval document No. for job qualification	Positions and part-time jobs held in affiliates and other entities	Key working experience in the recent five years
Ruan Qi	July 1966	EMBA for the senior management	October 2016	Chief Information Technology Officer		Guest Professor of the Beijing University of Posts and Telecommunications	Mr. Ruan became the Chief Information Technology Officer of the Company in October 2016. He has been the General Manager (at the general manager level of provincial branches) of the Information Technology Department of the Company since March 2016. He served as the General Manager of China Life Data Center and the General Manager (at the general manager level of the provincial branches) of the Information Technology Department of the Company from 2014 to 2016, and the Deputy General Manager and the General Manager of the Information Technology Department of the Company from 2004 to 2014.

Note:

This table only provides the basic information of the senior management officers of the Head Office who are not Directors or Supervisors. For details of other senior management officers of the Head Office, please refer to the tables under the basic information of the Directors and Supervisors.

During this reporting period:

1)	Mr. Zhao Lijun became the financial controller of the Company in November 2016.

2)	Mr. Xiao Jianyou became the Vice President of the Company in October 2016.

3)	Mr. Ruan Qi became the Chief Information Technology Officer of the Company in October 2016.

Commission File Number 001-31914

(5)	Contact Person and Contact Information with Respect to the Public Disclosure of Solvency Information

Name of Contact Person:	Wu Hongliang

Office Phone Number:	010-63631778

Fax Number:	010-66575011

E-mail:	wuhl@e-chinalife.com

2.	KEY INDICATORS

Unit: RMB ten thousand

Items	Figures of the Current Quarter	Figures of the Preceding Quarter
Core solvency surplus	41,131,594.31	43,120,291.09
Core solvency ratio	280.34%	287.92%
Comprehensive solvency surplus	44,968,826.49	49,957,047.25
Comprehensive solvency ratio	297.16%	317.72%
Gross written premiums	5,419,429.78	8,384,293.45
Net profit	641,081.37	279,691.85
Net asset	30,258,596.73	30,695,537.86

Notes:	Gross written premiums, net profit, net asset are prepared in accordance with the China Accounting Standards for Business Enterprises.

The result of the integrated risk rating of the Company in the recent quarter (being the fourth quarter of 2016) was A Category.

Commission File Number 001-31914

3.	ACTUAL CAPITAL

Unit: RMB ten thousand

Items	Figures of the Current Quarter	Figures of the Preceding Quarter
Admitted assets	265,958,730.46	264,736,853.91
Admitted liabilities	198,181,935.15	191,833,923.03
Actual capital	67,776,795.31	72,902,930.88
Core tier one capital	63,160,398.14	65,287,009.73
Core tier two capital	779,164.99	779,164.99
Supplementary tier one capital	3,837,232.18	6,836,756.16
Supplementary tier two capital	0	0

4.	MINIMUM CAPITAL

Unit: RMB ten thousand

Items	Figures of the Current Quarter	Figures of the Preceding Quarter
Minimum capital for quantitative risk	23,454,130.10	22,945,883.63
Minimum capital for life insurance risk	5,611,231.61	5,917,040.80
Minimum capital for Non-life insurance risk	392,005.27	382,223.65
Minimum capital for market risk	23,196,957.69	23,113,149.93
Minimum capital for credit risk	2,886,198.69	2,927,953.45
Quantitative risk diversification effect	4,617,508.57	4,744,292.38
Loss absorption effect of special types of insurance contracts	4,014,754.59	4,650,191.82
Minimum capital for control risk	-646,161.28	0
Additional minimum capital	0	0
Counter-cyclical additional minimum capital	0	0
Additional minimum capital for DSII	0	0
Additional minimum capital for GSII	0	0
Other additional minimum capital	0	0
Minimum capital	22,807,968.82	22,945,883.63

Commission File Number 001-31914

5.	INTEGRATED RISK RATING

The Integrated Risk Rating (IRR), i.e. the classification regulation, is a regulatory exercise in which the CIRC conducts a comprehensive analysis of and assessment on the inherent risks and control risks of insurance companies by using a risk-oriented approach and in accordance with the relevant information, classifies such insurance companies into different regulatory categories according to their respective solvency risks, and adopts regulatory policies or measures in respect thereof accordingly.

The CIRC conducts assessment on our IRR on a quarterly basis. The results of our IRR in the recent two quarters (being the fourth and third quarters of 2016) were both A Category.

6.	RISK MANAGEMENT

The CIRC conducts assessments on the solvency risk management of insurance companies on a regular basis. Based on an unified arrangement of the CIRC, Beijing Bureau of the CIRC conducted an on-site inspection on the solvency risk management of the Company in the fourth quarter of 2016. According to the “Notice Concerning the 2016 SARMRA Assessment Results” (Cai Kuai Bu Han [2017] No. 202) issued by the Financial and Accounting Department of the CIRC, the Company got a score of 85.51 in the 2016 assessment on solvency risk management. In particular, the Company got a score of 18.24 in the foundation and environment of risk management, a score of 8.85 in the objectives and tools of risk management, a score of 8.98 in insurance risk management, a score of 9.22 in market risk management, a score of 8.69 in credit risk management, a score of 7.93 in operational risk management, a score of 8.94 in strategic risk management, a score of 6.53 in reputational risk management, a score of 8.15 in liquidity risk management.

Commission File Number 001-31914

7.	LIQUIDITY RISK

1)	Regulatory Indicators of Liquidity

Unit: RMB million

Name of Indicators	Figures of the Current Quarter
Actual net cash flows	-6,605
Comprehensive liquidity ratio	—
Comprehensive liquidity ratio within 3 months	235%
Comprehensive liquidity ratio within 1 year	345%
Comprehensive liquidity ratio within 1-3 years	-466%
Comprehensive liquidity ratio within 3-5 years	-979%
Comprehensive liquidity ratio beyond 5 years	26%
Overall liquidity coverage of the Company	—
Stressed scenario 1	1,989%
Stressed scenario 2	1,549%

Notes:

1.	Actual net cash flow refers to the net cash flow actually occurred during the reporting period of the Company;

2. Comprehensive liquidity ratio =	Expected total cash inflow of existing assets	x 100%;
Expected total cash outflow of existing liabilities

3.

Stressed scenario 1 refers to the hypothetical scenario where the premiums from signed policies decrease by 80% as compared with the corresponding period of last year, and the surrender rate assumption is twice of that in the basic scenario (but the surrender rate does not exceed 100%);

4.	Stressed scenario 2 refers to the hypothetical scenario where the principal and interest of 20% of the fixed income investment which will become mature during the forecasting period cannot be repaid.

Commission File Number 001-31914

2)	Analysis of Liquidity Risk and Measures Addressing Such Risk

The Company has sufficient cash flows, and the liquidity indicators, such as the comprehensive liquidity ratio and the liquidity coverage ratio, remain normal. Pursuant to the requirements of the “No. 12 Solvency Regulatory Rules for Insurance Companies: Liquidity Risk” and the relevant regulations, we have established a well-developed liquidity risk management mechanism to monitor various regulatory indicators for liquidity risk on a quarterly basis, with a view to preventing liquidity risk in an effective manner.

8.	REGULATORY MEASURES ADOPTED BY REGULATORY AUTHORITIES AGAINST THE COMPANY

During the reporting period, there were no circumstances where the CIRC had adopted any significant regulatory measures against the Company.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, March 23, 2017

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Xu Hengping, Xu Haifeng

Non-executive Directors:	Miao Jianmin, Wang Sidong, Liu Jiade

Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang
Xin, Leung Oi-Sie Elsie